

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2024

Santu Rohatgi
Chairman of the Board and President
Smart Rx Systems, Inc.
18540 N. Dale Mabry Highway,
Lutz, Florida 33548

>   **Re: Smart Rx Systems, Inc.**
>   **Offering Statement on Form 1-A**
>   **Filed April 18, 2024**
>   **File No. 024-12426**

Dear Santu Rohatgi:

    We have reviewed your offering statement and have the following comment(s).

    Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A filed April 18, 2024

Cover Page

1.   We note your disclosure that "[t]he Company reserves the right to increase the Offering Amount to $75,000,000 in the Company's sole discretion." Please provide us with your analysis as to how a contemplated upsizing of your offering to $75,000,000 complies with Rules 251 and 253 of Regulation A. In particular, refer to the Note to Paragraph (B) of Rule 253.

"We had to terminate our previously qualified offering statement at the request of the SEC . . . .", page 28

2.   Please revise this risk factor heading to highlight that you were previously ineligible to offer securities under Regulation A due to your failure to meet your periodic and current reporting obligations, as well as your failure to satisfy the continuous offering requirements of Regulation A. Revise your statement that the SEC requested that you terminate your previously qualified offering statement, as you were asked to withdraw an

amendment to your previously qualified offering statement due to your ineligibility to conduct an offering under Regulation A and failure to meet the continuous offering requirements. Revise the risk factor to highlight such failures to provide investors in this offering with a complete picture of the risks related to an investment in your company.

Dilution, page 31

3. Please revise to update your disclosure here to discuss the current state of your business, as it appears you only discuss issuances through 2021 as opposed to through the past year. In this regard, your disclosure on page 38 continues to indicate that certain directors and officers made contributions entitling them to common stock in 2022, 2023 and 2024 pursuant to the various maturity dates up until February 15, 2024. Your disclosure on page 71 also indicates you granted certain directors shares in 2023. Refer to Item 4 of Form 1-A.

General

4. We note your cover page disclosure that "[t]he Company may apply for listing on a national securities exchange . . . , once we have raised net proceeds of $40,000,000 during the continuation of this Offering . . . ." However, you disclose on page 81 that "[w]e do not intend to have our Series REG A shares, nor our Class REG A shares, to be traded publicly at the conclusion of this Offering." Please revise to reconcile these disclosures.

    In connection therewith, the terms of the redemption are unclear. On page 87, you state that "A partial Redemption is expected by the Company for the Existing Series' outstanding Preferred Non-Voting Shares from the Proceeds of this REG A Offering . . . ." However, you also state that "Full Redemption is expected by the Company because the Proceeds of the Maximum of this Offering, $50,000,000, should produce sufficient cash flow . . . ." Revise to reconcile.

5. We note that you have included the audited financial statements for your fiscal year ended December 31, 2022 and 2021, as well as the unaudited interim financials as of June 30, 2023. Please file the audited financial statements as of the most recently completed fiscal year end in accordance with paragraphs (b)(3)(A), (b)(4) and (c) of Part F/S of Form 1-A. Update your Management's Discussion and Analysis of Financial Condition and Results of Operation in accordance with Item 9 of Form 1-A, as well as throughout the offering circular as appropriate.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services